VIA EDGAR AND EXPRESS DELIVERY

June 26, 2006

Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-0305

Re:                               RadView Software Ltd.
Preliminary Proxy Statement
Filed on May 18, 2006
File No. 0-31151

Annual Report on Form 10-K/A
Filed on May 1, 2006
File No. 0-31151

Dear Ms. Mills-Apenteng:

We hereby submit to you the responses of RadView Software Ltd. (the “Company”) to the comments of the Staff set forth in its letter dated June 9, 2006 (the “Comment Letter”) relating to the Company’s Preliminary Proxy Statement filed on May 18, 2006 (the “Proxy Statement”) and the Annual Report on Form 10-K/A for the year ended December 31, 2005 filed on May 1, 2006 (the “Form 10-K/A”), along with copies of the Proxy Statement and Form 10-K/A that have been revised to reflect the Staff’s comments.

All responses to the staff comments were prepared by the Company. Set forth after each numbered paragraph, each of which corresponds to the numbered paragraphs of the Comment Letter, are the Company’s responses to the Staff’s comments.

Unless otherwise noted, references to proposal items in the Company’s responses refer to the re-numbered proposals after giving effect to the addition of two new proposals and the re-ordering of certain existing proposals.

Preliminary Proxy Statement on Schedule 14A

General

1.                                       Please eliminate the phrase that appears frequently throughout the proxy statement that the summary you provide is “qualified in its entirety” to the more detailed information contained in the attached appendices. The information you provide in the prospectus must be materially complete and the words “in its entirety” suggest that the prospectus summary may not be materially complete. Please revise accordingly.

RESPONSE 1:

The Company has revised the Proxy Statement to remove the qualifying language throughout the entire document.

Proposal Four:  Increase of Share Capital, page 22

2.                                 We are unable to discern your existing capital structure based on the information provided. Please disclose in a table or similar format for both your existing and proposed capital structure, the number of shares your common stock and preferred that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved. Include here the maximum number of preferred and ordinary shares issuable subject to approval of proposal eight.

RESPONSE 2:

The Company has revised the Proxy Statement to include a table in Proposal Four (which relates to approval of an increase in the number of authorized ordinary shares) setting forth the additional information requested regarding the Company’s existing and proposed capital structure, assuming approval of Proposals Four, Five, Eight, Nine and Ten. A cross-reference to this table has been added to Proposal Five (which relates to approval of authorized preferred shares and designation of rights and preferences related to these securities).

3.                                 It appears that the transactions to be effectuated are two separate transactions, namely the increase in the authorized ordinary shares and the authorization of designated preferred stock. Bundling the shareholder approval of these amendments appears to be inconsistent with this rule, which requires that a proxy identify each separate matter to be acted upon. Please refer to Rule 14a-4 and Section II.H of SEC Release 34-31326. These transactions should be unbundled, separately described in the proxy statement and identified and voted upon as separate items on the proxy card.

RESPONSE 3:

As requested, the Company has revised the Proxy Statement to provide for separate voting with respect to approval of the increase in the number of ordinary shares (Proposal Four) and the authorization and designation of preferred shares (Proposal Five).

4.                                 In that regard, in the separate proposal relating to the authorization of designated preferred stock, please be sure to provide a materially complete description of the terms of the preferred. For example, we note your statement that the rights of the Series A and Series B Preferred Shares “include” those listed on page 29. Please refer to Item 202(a) of Regulation S-K applicable to you through Item 11 of Schedule 14A and provide a materially complete description of the terms of the preferred. Please also disclose the material terms of the plans you have, as discussed in Proposal Eight, to issue the preferred stock that will be authorized. Disclose whether there may be any preferred shares that are authorized but unissued if both Proposals Four and Eight are approved. Additionally, include here a materially complete discussion of the “Preferred Directors” referenced on page 31, the veto rights, and any other unique rights or benefits offered to preferred holders. Note that all of the information relating to preferred shares should be disclosed in one section of the proxy statement. You may then wish to include a cross-reference in other parts of the proxy statement to the separate proposal relating to preferred shares where this information should be located.

RESPONSE 4:

The Company has revised the Proxy Statement to include in Proposal Five (related to the authorization and designation of preferred shares) a materially complete description of the terms of the preferred shares and the rights of the preferred shareholders. The Company has also disclosed its plans to issue the newly created preferred stock. The Proxy Statement also indicates whether there will be authorized but unissued preferred shares if both Proposal Five and Proposal Ten are approved. In addition, the Company has revised other portions of the Proxy Statement to remove redundant disclosures relating to the preferred shares and, in such instances, has included an appropriate cross-reference to the information contained in Proposal Five.

5.                                 Please affirmatively state whether the company has any plans, proposals or arrangements, other than those described in proposal eight to issue any additional shares.

RESPONSE 5:

The Company has revised the Proxy Statement to include an affirmative statement in both Proposal Four and Proposal Five of its specific plans, other than those described in Proposal Ten, to issue any additional shares.

6.                                 Please disclose the effect of an unfavorable vote on the proposal to increase the number of authorized ordinary and preferred share. What impact will a negative vote have on the contractual obligations to issue preferred and ordinary shares between you and the parties to the share purchase agreement and convertible loan agreement described in proposal eight?  Specifically address any specific penalty provisions contained in any agreements, such as the registration rights agreement.

RESPONSE 6:

The Company has revised the Proxy Statement to disclose in both Proposal Four (relating to approval to authorize ordinary shares) and Proposal Ten (relating to the approval of the financing transactions) the effect of an unfavorable vote on the proposals to increase the number of authorized ordinary shares and preferred shares, including any impact on the Company’s contractual obligations under the financing agreements. A reference to this disclosure in Proposal Four has been included in Proposal Five.

The Company has added disclosure in Proposal Ten with respect to a $250,000 fee payable to Fortissimo if shareholder approval is not obtained. The Company further supplementally advises the Staff that the registration rights agreement does not contain any penalty provisions, and also notes that the registration rights agreement would only be executed upon closing of the financing transactions.

7.                                 Refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. What other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences?  Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences?  Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

RESPONSE 7:

The Company has revised its disclosure in both Proposals Four and Five to discuss possible anti-takeover effects of the increase in authorized shares. Disclosures have been added informing shareholders of the potential use of additional shares to resist third party transactions.

Proposal Seven:  Ratification and Approval of the Amendment and Restatement of the Company’s Articles of Association, page 29

8.                                 Please be sure to include the reasons for and descriptions of each of the changes being effected by your amended and restated Articles of Association. See Item 19 of Schedule 14A. For example, compare the current and proposed director notice and quorum requirement and discuss why you are amending this provision.

RESPONSE 8:

The Company advises the Staff that the Company has considered the nature of the reasons for amending the Articles of Association. Some of the proposed amendments relate to the changes to be made as a result of the proposed financing transaction. Other of the proposed amendments relate to changes in the Israeli Companies Law regarding director and officer indemnification provisions. As such, the Company has concluded the shareholders should consider and vote on these matters separately. As a result, the Company has split the existing proposal into two separate items: Proposals Six and Seven.

The Company has provided a summary of the changes to the Articles of Association and has described the reasons for such changes in the discussion related to Proposals Six and Seven.

Proposal Eight:  Ratification and Approval of the Investment in the Company’s Preferred Shares and Convertible Debt and Related Agreements, page 30

9.                                 Given the number of agreements in this section, please revise to provide an introductory paragraph outlining the various agreements that comprise the financing transactions described under this proposal. Consistent with your disclosure on page 35, include in the introduction a statement to the effect that the financing transactions, if approved, would result in a change in control of the company. This information should appear prominently at the beginning of the proposal as this is information critical to an informed shareholder vote.

RESPONSE 9:

The Company has revised the Proxy Statement to include an introductory paragraph describing the transactions. The Company has added a paragraph to the introduction that discusses the change in control would occur if the financing transaction are approved.

10.                           Please expand the disclosure to describe the “certain significant actions” by the company that will require approval of the Preferred Directors.

RESPONSE 10:

The Company has revised the Proxy Statement by adding to Proposal Ten a reference to the expanded disclosure in Proposal Five of those significant actions by the Company requiring approval of the Preferred Directors.

11.                           Please disclose the effect of an unfavorable vote with respect to the financing transactions. You may wish to include disclosure alerting shareholders to the fact that approval of this proposal is dependent on approval of the proposals to increase the company’s capital stock.

RESPONSE 11:

The Company has revised the Proxy Statement to disclose the effect of an unfavorable vote and the fact that approval of this proposal is dependent on approval of the other proposals to increase the Company’s capital stock.

Please refer to the section heading titled “Impact of Failure to Obtain Shareholder Approval” in Proposal Ten. The Company notes that similar disclosure of this information is also presented in Proposals Four and Five.

Additionally, the Company has included disclosure to the effect that the financing transactions are dependent on the approval of increases in the capital stock.

12.                           It appears that financial statements and other information set forth in Item 13(a) of Schedule 14A are required. See Item 11(e) and Instruction 1 to Item 13 of Schedule 14A. Please revise to include this information.

RESPONSE 12:

As discussed with the Staff, the Company has revised the Proxy Statement to provide for the incorporation by reference into the Proxy Statement of the financial statements and other information included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, as amended on Form 10/K/A.

The Company supplementally advises the Staff that, in accordance with Securities Exchange Act Release No. 8881, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, has read that portion of the textual disclosure in the accompanying preliminary proxy soliciting material that has a bearing on, makes reference to, or is related to the audited financial statements incorporated by reference in such preliminary material, and has informed the Company that it is prepared to permit the use in the definitive proxy soliciting material of its report with regard to the audited financial statements incorporated by reference in such preliminary material.

Form 10-K/A filed May 1, 2006

13.                           We note your statement of “None” under Item 13, “Certain Relationships and Related Transactions” on Page 12. It appears that disclosure pursuant to Item 404 of Regulation S-K is required relating to the financing transaction with Fortissimo Capital Fund GP LP and the co-investors that include Shai Beilis. Please revise.

RESPONSE 13:

The Company has revised the Form 10-K/A to include the disclosure of information pursuant to Item 404 of Regulation S-K relating to the financing transaction with Fortissimo Capital Fund GP LP and the other co-investors that include Shai Beilis.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As the Company would like to mail the proxy material to its shareholders as soon as possible, it would appreciate your prompt review of the revised Proxy Statement and Form 10-K/A. If you have any additional comments or questions, please feel free to contact the undersigned at (781) 238-1190.

RadView Software Ltd.

/s/ CHRISTOPHER DINEEN
Christopher Dineen Chief Financial Officer